UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHARING ECONOMY INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819534 108

(CUSIP Number)

Eos Holdings LLC

2560 Highvale Drive

Las Vegas, NV 89134

Tel: (212) 461-4868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  819534 108

1.           Names of Reporting Person:     Eos Holdings LLC

I.R.S. Identification Nos. of above persons (entities only):  90-0898596

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) ☐

             (b) ☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:   105,923

8.           Shared Voting Power:

9.           Sole Dispositive Power: 105,923

10.         Shared Dispositive Power:

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  105,923

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):     ☐

13.         Percent of Class Represented by Amount in Row (11):     4.75%(1)

14.         Type of Reporting Person (See Instructions):         CO

(1)	Calculated based upon 2,230,632 outstanding Common Shares as disclosed in the Company's Definitive Proxy Statement filed on November 22, 2017 pursuant to Section 14(a) of the Securities Exchange Act of 1934.

1

CUSIP No.  819534 108

1.           Names of Reporting Person:     Jon Richard Carnes

I.R.S. Identification Nos. of above persons (entities only):

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) ☐

             (b) ☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:   105,923

8.           Shared Voting Power:

9.           Sole Dispositive Power: 105,923

10.         Shared Dispositive Power:

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  105,923

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):    ☐

13.         Percent of Class Represented by Amount in Row (11):     4.75%(1)

14.         Type of Reporting Person (See Instructions):         IN

(1)	Calculated based upon 2,230,632 outstanding Common Shares as disclosed in the Company's Definitive Proxy Statement filed on November 22, 2017 pursuant to Section 14(a) of the Securities Exchange Act of 1934.

2

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on June 22, 2017 (the "Schedule 13D") with respect to the common shares, par value $0.001 (the “Common Shares”), of Sharing Economy International Inc., a Nevada corporation (the “Issuer” or the “Company”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) – (c) and (e) of the Schedule 13D are hereby amended and restated to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 2,230,632 outstanding Common Shares as disclosed in the Company's Definitive Proxy Statement filed on November 22, 2017 pursuant to Section 14(a) of the Securities Exchange Act of 1934.

(b)	The Reporting Persons hold the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of the securities listed under item 5(a).

(c)	Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(e)	As of January 12, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Shares of the Issuer.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018	Eos Holdings LLC

	By:	/s/ Jon Richard Carnes
	Name:	Jon Richard Carnes
	Title:	Manager

Jon Richard Carnes

/s/ Jon Richard Carnes

4

SCHEDULE I

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Shares effected by the Reporting Persons in the past sixty days. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). The Common Shares were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Common Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
01/08/2018	(2,000)	10.00
01/10/2018	(27,765)	9.35	8.29-10.49
01/12/2018	(24,312)	9.61	9.05-10.15